UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42155

Majestic Ideal Holdings Ltd
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 17 Majestic Ideal Holdings Ltd (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Craft Capital Management, LLC and WestPark Capital, Inc. as the representatives named thereof, in connection with its initial public offering (“IPO”) of 2,500,000 ordinary shares, par value $0.0000625 per share (the “Ordinary Shares”) at a price of $6 per share. The Company’s Registration Statement on Form F-1 (File No. 333- 282499) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on June 30, 2025.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy, copy of which is attached as Exhibit 99.5 hereto, respectively, and incorporated herein by reference.

On July 17, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.6 to this Current Report on Form 6-K.

On July 22, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
99.1*	Code of Business Conduct and Ethics
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating Committee Charter
99.5	Insider Trading Policy
99.6	Press Release, dated July 17, 2025
99.7	Press Release, dated July 22, 2025

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESTIC IDEAL HOLDINGS LTD

Date: July 24, 2025	By:	/s/ Yuk Yin Judy Li
	Name:	Yuk Yin Judy Li
	Title:	Chairperson of the Board of Directors

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